EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share (“EPS”) for the three months ended March 31, 2007 and 2008 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128 “Earnings per Share”. The following table sets forth the computation of the basic and diluted earnings per share for the three month periods ended March 31, 2007 and 2008, in thousands except for earnings per share:

	Three months
	ended March 31,
	2007	2008
Net income from continuing operations	$2,992	$3,289
Income from discontinued operations	430	—

Net income	$3,422	$3,289

Weighted average number of common shares outstanding for basic EPS computation	18,763	19,344
Effect of dilutive securities:
Stock options	522	426

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	19,285	19,770

Basic earnings per common share:
Continuing operations	$0.16	$0.17
Discontinued operations	0.02	—

Net income	$0.18	$0.17

Diluted earnings per common share:
Continuing operations	$0.16	$0.17
Discontinued operations	0.02	—

Net income	$0.18	$0.17

     Options to purchase 44,000 shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2007, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     Options to purchase 25,000 shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2008, because the options contained exercise prices that exceeded the average market price of the Company’s common stock during the period and, therefore, the effect would be antidilutive.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.